UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

DEVELOPERS DIVERSIFIED REALTY CORPORATION
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
251591103
(CUSIP Number)
Dennis O. Garris
Alston & Bird LLP
950 F Street, N.W.
Washington, DC 20004-1404
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 19, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Alexander Otto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		32,863,948*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		32,863,948*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,863,948*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares beneficially owned, the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5.
** = Based on 188,136,958 shares outstanding. See Item 5(a).

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Katharina Otto-Bernstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		13,050,908*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,050,908*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,050,908*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares beneficially owned, the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5.
** = Based on 188,136,958 shares outstanding. See Item 5(a).

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Dr. Michael Otto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		2,175,150*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,175,150**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,175,150*

WITH	10	SHARED DISPOSITIVE POWER

2,175,150**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,350,300*,**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares beneficially owned, the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5.
** = Includes Common Shares over which Dr. Michael Otto has power of attorney granted by Janina Vater.
*** = Based on 188,136,958 shares outstanding. See Item 5(a).

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Janina Vater

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,175,150*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,175,150*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,175,150*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares beneficially owned, the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5.
** = Based on 188,136,958 shares outstanding. See Item 5(a).

CUSIP No.	251591103
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.
The Schedule 13D is amended to make the following changes to certain items:
Item 2. Identity and Background.
The group formed by the Reporting Persons, Scott A. Wolstein and Iris Wolstein beneficially owns in the aggregate 56,777,538 shares, which represents 30.1% of the Common Shares, taking into effect Common Shares issuable upon the purchase of the Second Tranche, the Warrants and outstanding options. However, the Reporting Persons disclaim any beneficial ownership in any securities held or which may be acquired by Scott Wolstein or Iris Wolstein, and Scott Wolstein and Iris Wolstein disclaim any beneficial ownership in any securities held or which may be acquired by the Reporting Persons. Scott Wolstein and Iris Wolstein have filed a separate Schedule 13D with respect to their beneficial ownership of the Common Shares.
Item 3. Source and Amount of Funds or Other Consideration.
The aggregate purchase price of the 15,000,000 Common Shares to be purchased by the Reporting Persons in the Second Tranche will be $60,000,000. The Issuer will also issue, pursuant to the Stock Purchase Agreement, Anti-dilution Shares to the Reporting Persons based on the number of shares to be issued as Dividend Shares for the third quarter. For a description of the purchase price to be paid for the Second Tranche, see Item 4 below. On July 21, 2009, the Reporting Persons received cash and 904,927 Dividend Shares, and the amount owned by the Reporting Persons disclosed herein reflects the receipt of these Dividend Shares. The source of the funding for the purchase of the Common Shares was the general working capital and personal funds of the Reporting Persons.
Item 4. Purpose of Transaction.
The closing of the Second Tranche will occur on September 28, 2009, where the Reporting Persons will purchase 15,000,000 Purchased Shares and will receive a Warrant to purchase 5,000,000 Warrant Shares.
As of the closing of the Second Tranche, 1,787,305 Anti-dilution Shares will be issued to the Reporting Persons. Additionally, the Issuer will issue, pursuant to the Stock Purchase Agreement, Anti-dilution Shares to the Reporting Persons based on the number of shares to be issued as Dividend Shares for the third quarter.

CUSIP No.	251591103
The purchase price for the Second Tranche will be $4.00 per share, unless subject to downward adjustment, regardless of when purchased.
Investors’ Rights Agreement
The Reporting Persons intend to designate Dr. Thomas Finne to be appointed to become director of the Issuer upon closing of the Second Tranche.
Acquisition or Disposition of Shares
While the Reporting Persons do not have any current plans, proposals or agreements, the Reporting Persons may, from time to time and at any time, acquire additional Common Shares in the open market or otherwise (except as otherwise provided in the Stock Purchase Agreement) up to the Ownership Limit and reserve the right to dispose of any or all of the Common Shares in the open market or otherwise (subject to the Investors’ Rights Agreement), at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Common Shares.
Item 5. Interest in Securities of the Issuer.
(a) The disclosure in Item 4 is incorporated by reference.
The Reporting Persons may be deemed to beneficially own, in the aggregate, 50,265,156 Common Shares, representing 26.7% of the Issuer’s outstanding Common Shares (based upon 188,136,958 outstanding Common Shares, the sum of (i) 161,349,653 Common Shares reported to be outstanding by the Issuer on its Form 10-Q as of August 3, 2009, and (ii) 26,787,305 Common Shares to be issued in connection with the exercise of the Warrants and the purchase of the Second Tranche).
The 50,265,156 Common Shares beneficially owned by the Reporting Persons include the following:
•	23,477,851 Common Shares currently owned by Reporting Persons;

•	5,000,000 Common Shares underlying the Warrant received by the Reporting Persons in the First Tranche;

•	15,000,000 Common Shares to be purchased by the Reporting Persons upon closing of the Second Tranche;

•	5,000,000 Common Shares underlying the Warrant to be received by the Reporting Persons in the Second Tranche; and

•	1,787,305 Anti-dilution Shares to be received by the Reporting Persons upon the closing of the Second Tranche.
Additionally, the Issuer will issue, pursuant to the Stock Purchase Agreement, Anti-dilution Shares to the Reporting Persons based on the number of shares to be issued as Dividend Shares for the third quarter.

CUSIP No.	251591103
The group made up of the Reporting Persons, Scott Wolstein and Iris Wolstein, may be deemed to beneficially own in the aggregate 56,777,538 Common Shares, which represents 30.1% of the Common Shares, taking into effect Common Shares issuable upon the purchase of the Second Tranche, the Warrants and outstanding options.
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 32,863,948 Common Shares. Katharina Otto-Bernstein has sole voting power and sole dispositive power with regard to 13,050,908 Common Shares. Dr. Michael Otto has sole voting power and sole dispositive power with regard to 2,175,150 Common Shares owned by him and shared voting power and shared dispositive power with regard to 2,175,150 Common Shares owned by his daughter Janina Vater pursuant to a power of attorney. Janina Vater has shared voting power and shared dispositive power with regard to 2,175,150 Common Shares.
(c) In the past 60 days, on July 21, 2009, the Reporting Persons received cash and 904,927 Dividend Shares on the 22,572,924 Common Shares owned by them prior to the closing of the Second Tranche, pursuant to the Issuer’s second quarter 2009 Common Shares dividend of $0.20 per share.
Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

CUSIP No.	251591103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 20, 2009

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By:	Dr. Thomas Finne
For:	Alexander Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By:	Dr. Thomas Finne
For:	Katharina Otto-Bernstein

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By:	Dr. Thomas Finne
For:	Dr. Michael Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By:	Dr. Thomas Finne
For:	Janina Vater

CUSIP No.	251591103

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater